Intox-Detox dba Food Funktions

STATEMENT OF CASH FLOWS

January - December 2018

Unaudited

	TOTAL
OPERATING ACTIVITIES	
Net Income	-98,209.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-498.89
Inventory	-20,542.00
Petty Cash	0.00
Uncategorized Asset	0.00
Accumulated Depreciation	480.88
Accounts Payable (A/P)	127.50
Expenses Owed to Andrew Bennett	6,955.63
Expenses Owed to Kelly Bennett	4,838.15
Expenses Owed to Moira Lormel	97,323.50
Reimbursements Owed	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**88,684.77**
Net cash provided by operating activities	**$ -9,524.38**
FINANCING ACTIVITIES	
Andrew Bennett's Capital Contributions	-255.55
Capital Account - Andrew Bennet	-34,939.89
Capital Account - Daniel Wachtler	-15,602.49
Capital Account - G.D. and B.M. Washenko	-1,248.32
Capital Account - John Byrne	-1,872.00
Capital Account - Kelly Bennet	-14,406.70
Capital Account - Michael Lormel	-10,610.39
Capital Account - Moira Lormel	-33,896.97
Capital Account- Mimosa Investments, LLC	-1,247.85
Kelly Bennett's Capital Contributions	-235.67
Moira Lormel's Capital Contributions	-4,206.47
Retained Earnings	129,818.66
Net cash provided by financing activities	**$11,296.36**
NET CASH INCREASE FOR PERIOD	**$1,771.98**
Cash at beginning of period	201.71
CASH AT END OF PERIOD	**$1,973.69**